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                                                                    EXHIBIT 4.3

                             FIRST AMENDMENT TO THE
                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                STOCK OTPION PLAN


     The Security Associates International, Inc. Stock Option Plan shall be amended, effective May 23, 2000, as follows:

          Article II ("SHARES SUBJECT TO THE PLAN") shall be amended to read as follows:

          The aggregate number of Shares as to which Options may be granted from time to time shall be Two Million Eight Hundred Thousand (2,800,000) Shares (subject to adjustments for stock splits, stock dividends, and other adjustments described in Article VI hereof); provided, however, that, in accordance with Section 162(m) of the Code, the aggregate number of Shares as to which Options may be granted in any calendar year to any one Key Employee shall not exceed Four Hundred Thousand (400,000) (subject to adjustment for stock splits, stock dividends, and other adjustments described in Article VI hereof).

          If an Option ceases to be "outstanding" in whole or in part, the Shares which were subject to such Option, if the Option was not exercised, shall be available for the granting of other Options. Any Option shall be treated as "outstanding" until such Option is exercised in full, terminates or expires under the provisions of the Plan or Option Agreement, or is canceled by agreement of the Company and the Participant.

          Subject to the provisions of Article VI, the aggregate number of Shares as to which Incentive Options may be granted shall be subject to change only by means of an amendment of the Plan duly adopted by the Company and approved by the stockholders of the Company within one year before or after the date of the adoption of any such amendment.